UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 09, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

(open company)

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 09, 2012

Date, time and place:  Held on March 9, 2012, at 10:00 AM, by videoconference, at the Company’s headquarters located at Alameda Santos, No. 1357, 6th floor, in the city of São Paulo, State of São Paulo.

Call:  The call notice was waived, since all of the members of the Board of Directors in office were present.

Attendance:  All members of the Board of Directors of the Company were present: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat

Officers:  Mr. José Luciano Duarte Penido – Chairman.

Mrs. Claudia Elisete Rockenbach Leal – Secretary.

Agenda:  (i)       grant authorization to perform (a) primary public offering of common shares issued by the Company to be held in Brazil (except in the form of ADSs) (“Brazilian Offering Shares”) in the OTC market, in accordance with CVM Instruction 400 (“Brazilian Offering”), to be coordinated by Banco Itaú BBA S.A. (“Itaú BBA” or “Lead Coordinator”) and Bank of America Merrill Lynch Banco Múltiplo S.A. (“BofA Merrill Lynch” and, together with the Lead Coordinator, the “Global Coordinators”), with the participation of certain financial institutions of the system of distribution of securities (“Contracted Coordinators”) and certain consortium institutions authorized to operate in the Brazilian capital market, accredited to BM&FBOVESPA S.A. - Stock, Commodities and Futures Exchange (“BOVESPA”), invited to participate in the Brazilian Offering solely to make efforts to place the shares with non-institutional investors (“Consortium Institutions” and, together with the Global Coordinators and

Contracted Coordinators, “Institutions Participating in the Brazilian Offering”). Simultaneously, efforts to place the Shares abroad will also be made by Itau BBA USA Securities, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, “Global Coordinators” and, together with the Global Coordinators, “Coordinators of the Global Offering”) in accordance with the provisions of the Securities Act of 1933, United States of America (“Securities Act”), subject to applicable laws in the country of domicile of each non-resident investor investing in Brazil according with investment mechanisms of Law No. 4131 of September 3, 1962, as amended (“Law 4131”), the National Monetary Council (“CMN”) Resolution No. 2689 of January 26, 2000, as amended (“CMN Resolution 2689”) and CVM Instruction No. 325 of January 27, 2000, as amended (“CVM Instruction 325”) (“Foreign Institutional Investors”), and (b) the public offering of Shares to be held abroad in the form of ADSs represented by ADRs (“International Offer” and together with the Brazilian Offering, “Global Offering”) in accordance with the Securities Act and the provided in the registration statement (Registration Statement) contemplated in Form F-3, to be filed with the Securities and Exchange Commission of the United States of America (“SEC”) under the coordination of the Global Coordinators and with the participation of certain contracted institutions (“International Offering” and together with the Brazilian Offering “Global Offering”);

(ii)           grant authorization for the Company’s capital increase within the limit authorized under its Bylaws in effect at the time of such capital increase by issuing common shares, to be object of the primary distribution of shares;

(iii)          authorize the Executive Officers to take all steps and perform all acts necessary to achieve the increase in share capital of the Company within its limit of authorized capital, as well as negotiate and sign, on behalf of the Company, all documents and agreements required to make the Global Offering, and to take all measures necessary to perform the Offer, and

(iv)          ratify the acts already performed by the Company Executive Officers in view of the Offer.

Resolutions:  Members of the Board of Directors of the Company, by unanimous vote and without any restrictions, to complement the resolutions adopted at the Extraordinary Meeting of Board of Directors of the last March 7, 2012, approved all items on the Agenda above.

Closure:  There being nothing else to address, the meeting was closed, drawing up these minutes, which was read, found  to be accurate, approved and signed by all present. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Silva D’Ambrósio; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat; and Claudia Elisete Rockenbach Leal – Secretary.

São Paulo, March 09, 2012.

I hereby certify that this is a true copy of the minutes of the Ordinary Meeting of the Board of Directors held on March 09, 2012 recorded at the proper book.

José Luciano Duarte Penido
Chairman

Claudia Elisete Rockenbach Leal
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 09, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO